Filed by Huntington Bancshares Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  FirstMerit Corporation

Commission File No.:  001-11267

January 26, 2016

Huntington National Bank (Subsidiary of Huntington Bancshares Incorporated) Facebook Post, January 26, 2016

We have announced that Huntington Bank and FirstMerit are coming together in partnership. Together, we’ll offer even stronger services to our shared customers and communities. We look forward to welcoming FirstMerit to the Huntington family.

Learn more: https://www.Huntington.com/HuntingtonandFirstMerit

Huntington National Bank (Subsidiary of Huntington Bancshares Incorporated) LinkedIn Post, January 26, 2016

We have announced that Huntington Bank and FirstMerit are coming together in partnership. Together, we’ll offer even stronger services to our shared customers and communities. We look forward to welcoming FirstMerit to the Huntington family.

Learn more: https://lnkd.in/eyU3AFk

Huntington National Bank (Subsidiary of Huntington Bancshares Incorporated) Twitter Post, January 26, 2016

We’re coming together in partnership with @FirstMerit & welcoming them to the Huntington family. Learn more: https://www.Huntington.com/HuntingtonandFirstMerit

Huntington to strengthen Midwest franchise with financially and strategically accretive merger with FirstMerit Corporation

Huntington Bancshares Incorporated and FirstMerit Corporation jointly announced today the signing of a definitive merger agreement under which Ohio-based FirstMerit Corporation, the parent company of FirstMerit Bank, will merge into Huntington in a stock and cash transaction.

The partnership brings together two companies who have served their respective communities for 150 years or more, meeting the banking needs of consumers and small and middle market businesses across the Midwest. The pro forma company is expected to have nearly $100 billion in assets and will operate across an eight-state Midwestern footprint. The combination will create the largest bank in Ohio, based on deposit market share.  Huntington will also expand its operations into the attractive new markets of Chicago and Wisconsin.

“We are very pleased to come together with FirstMerit to create a regional bank with added customer convenience, an enhanced portfolio of products for consumers and businesses, as well as strong market share.  I believe the strength of this deal is that both organizations already understand the needs and goals of our Midwestern customers and communities.  Out combined track records of service excellence and efficient financial management will add value for our collective shareholders, customers, communities and colleagues,” said Steve Steinour, Huntington chairman, president and CEO. “Thank you to colleagues for their focus, urgency and execution, which continues to deliver great results.”

Click here to read the press release.

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The following Frequently Asked Questions (FAQs) are for the reference of all Huntington colleagues regarding the FirstMerit transaction announced on January 26, 2016 and are for internal use only.

Tell me more about FirstMerit.

FirstMerit is a $25.5 billion asset regional bank based in Akron, Ohio, with a network of 366 branches and 400 ATMs in Ohio, Michigan, Wisconsin, Illinois and Pennsylvania. FirstMerit provides a complete range of banking and other financial services to consumers and businesses through its core operations.

Why is this transaction taking place?

We were attracted to FirstMerit because of the high quality of their management team and employees and their commitment to customer service. They will help us fill out our existing footprint.

Following closing, expected later this year, Huntington will be the largest bank in Ohio based on deposits and branch share, and number two in both Ohio and Michigan combined, providing us with the opportunity to support our markets in a unique and meaningful way.

How many employees will join Huntington from FirstMerit?

FirstMerit employees will continue working in FirstMerit branches and facilities. No decisions have been made yet regarding positions. If specific positions are eliminated, FirstMerit employees will have the opportunity to post for open positions within Huntington after the legal close, which the parties expect will take place in third quarter (pending regulatory approval and subject to other customary closing conditions).

Will Huntington continue to grow through additional acquisitions?

Huntington’s strategy remains to focus on organic growth. But we have long said that we would consider acquisitions to give us market share and fill gaps in our distribution system to give customers more convenience. This transaction meets those criteria.

Why did we decide to enter the Wisconsin and Illinois markets?

We already offer auto financing in Wisconsin and Illinois. In addition, for the past 5 years, we have had a commercial team in Chicago. This transaction will add a wealth presence in Chicago and a retail presence in both those areas.

Will we be looking to enter other states?

We are not looking to expand our branches into any other states at this time.

How will customers benefit from this transaction?

Huntington and FirstMerit share a strong commitment to customer service. First, we will make certain for our new customers that the transition be smooth and seamless. In addition, they will have added convenience with the addition of Huntington’s branch and ATM network as well as Huntington’s broad array of products and nationally recognized banking services like 24-Hour Grace.

Will Huntington be closing any branches?

As a result of the overlap of Huntington and FirstMerit markets, Huntington expects divestiture of some FirstMerit branches. Huntington will also consolidate certain other branches that are duplicative of existing branches. We will be reviewing both distribution systems prior to consolidation decisions to determine how to give customers the most convenience.

What is the timing of this transaction?

Completing this partnership will require regulatory approvals, and we anticipate completing this transaction later this year. The merger is also subject to other customary conditions to closing. We expect the integration of FirstMerit systems will be completed in 2017.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-

looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request Huntington National Bank, Huntington Center, 41 South High Street, Columbus, OH 43287, 614-480-5676 or to FirstMerit Corporation, III Cascade Plaza, 5th Floor, Akron, OH 44308, 330-384-7109.

PARTICIPANTS IN THE SOLICITATION

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Voicemail Message to Huntington Colleagues from Steve Steinour

Good morning. This is Steve … and, today, we are making a very exciting announcement that we are going to merge with FirstMerit, a bank based in Ohio that we admire for its business strengths … its loyal customers … and its talented colleagues.

This will be a partnership that will make us stronger. By combining our businesses — where FirstMerit is primarily a commercial bank and we have a larger presence in retail and business banking — we will be able to provide expanded products and services to our customers and compete even more effectively going forward.

Through this partnership, we will be a major economic force in Ohio and Michigan — indeed, across the Midwest — including attractive new geographies such as the Chicago area and Wisconsin.  When the acquisition closes later this year, Huntington will become the largest bank in Ohio based on deposits and branch share.

One of the attractive points about this partnership is that our values and cultures align. We both are known for our relationship approach with superior customer service and expanding customer relationships … we both have long and rich histories, where FirstMerit has been in business for more than 170 years and, as all of you know, we’re celebrating our 150th  anniversary this year … we both are strongly committed to giving back to our communities … and we both believe that teamwork is a driving force behind our business success.

Over the next several months, as we work to close this transaction later this year, our teamwork with FirstMerit colleagues will be very important … and I know I can count on you for help.

First, we must continue providing the best service to our customers during this transition — it’s business as usual for both companies until we complete the transaction.

And, second, some of you may be asked for information or to participate in meetings as we work through the integration process. Thank you in advance for going above and beyond to make sure we make this transition as smooth and seamless as possible.

As you know, there is a lot of work ahead of us. I’ve asked our Leadership Team to keep their teams informed along the way. We must continue to stay focused on executing our plans with urgency, and we need to deliver the expected financial results from Huntington for the year … like we did in 2015 and prior years … all of this while we are working hard  to combine two great companies.

Today’s announcement will be a surprise for the FirstMerit colleagues. So, I ask that you allow them time to absorb this news before reaching out. And, as we begin to work together, I know that our core values and, fundamentally, our respect for each other will shine through.

In closing, I’d like to say again how excited I am to have FirstMerit join us. Together, we will accelerate our ability to become the best performing regional bank in the nation so let’s welcome FirstMerit colleagues to our Huntington family when we see the opportunity to do so.

Thank you — thank you very much -for everything you do to build our strong future, now together with FirstMerit.

EXECUTIVE SUMMARY

Founded

•                  Huntington – 1866 / FirstMerit – 1845

Assets

•                  Huntington – $71 billion / FirstMerit – $25.5 billion

Branches/ATMs

•                  Huntington – >750, >1,500 / FirstMerit – 366, 400

Employees

•                  Huntington – 12,000 / FirstMerit – 4,100

Stronger combined

•                  No. 1 in deposits and branch share in Ohio

•                  No. 2 in both Ohio and Michigan

•                  $3.4 billion deal value; Long-term value for shareholders

•                  Eight-state footprint from Illinois to Western Pa./W.Va. and Wisconsin to Kentucky

Advantages

•                  Stronger market share

•                  Enhanced portfolio of industry leading products and services

•                  More scalable infrastructure

•                  Added customer convenience

•                  Shared track record of award-winning customer service

Jobs

•                  Offers for all branch employees with satisfactory performance records

•                  Priority jobs access to other employees throughout combined footprint

Akron and Flint

•                  Operations hubs

•                  $20 million foundation investment in Akron

•                  $5 million foundation investment across combined markets

OVERARCHING MESSAGES

Why is Huntington acquiring FirstMerit?

•                  Huntington and FirstMerit are coming together in partnership to better serve our shared customers and communities. Together, we will be stronger.

•                  The partnership brings together two companies with more than 150 years of serving the banking needs of consumers and small and middle market businesses across the Midwest.

•                  This combination will create a regional bank with even stronger market share, an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer convenience, and a shared track record of award-winning customer service. We believe it is in the best interests of both shareholders for long-term value and a stronger combined company.

•                  The pro forma company is expected to have nearly $100 billion in assets and will operate across an eight-state Midwestern footprint, which allows us to provide lending opportunities that support the growth of our communities.

•                  The combined organization will be a major economic force in Ohio, Michigan, and across our other Midwest states of Indiana, Kentucky, Pennsylvania and West Virginia – including attractive new geographies in metro Chicago and Wisconsin.

•                  Following closing, expected later this year, Huntington will be the largest bank in Ohio based on deposits and branch share, and number two in Ohio and Michigan combined, providing us with the ability to support our markets in a unique and meaningful way.

•                  Our business lines are well-matched for a smooth transition and seamless integration further deepening customer relationships.

•                  FirstMerit’s long track record as a successful business banking, middle-market and commercial banking partner aligns with and enhances Huntington’s capabilities. Customers will have access to additional products and services in specialty banking businesses, mezzanine finance, and enhanced financial tools to grow their business.

•                  Both FirstMerit and Huntington have strong private banking strategies that position us to provide a high level of personal service throughout our markets.

•                  Our combined commitment to our customers is powerful. Both Huntington and FirstMerit have been acknowledged for superior service and customer-friendly products by third-party organizations including JD Power, Greenwich Associates and Money Magazine.

•                  Combined markets will benefit from even larger-scale Small Business Administration lending deployment leveraging Huntington’s leading regional and national rank as a top SBA partner. Since the SBA fiscal 2013, Huntington has helped 11,520 business with more than $1.5 billion in loans

•                  Our values and culture align. Both companies share a brand promise and operating philosophy that puts customers first and rewards doing the right thing.

•                  We are both good community partners in the towns and cities in which we do business. We understand and serve the unique needs of our communities. Huntington and FirstMerit share a strong commitment of creating innovative partnerships with civic, government, non-profit and neighborhood groups to ensure our local communities thrive.

•                  As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with $5 million to serve our shared markets and creating a new Huntington Foundation, located in Akron, that will invest $20 million over the next ten years.

•                  FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. We will maintain operational hubs in Flint and Akron.

Why characterize this as a partnership? Isn’t Huntington buying out FirstMerit?

•                  While Huntington has announced the intention to acquire FirstMerit, our combined track record, value and culture is so strongly aligned that we believe that for our customers, communities and employees, it is better described as a partnership.

•                  Additionally, our business lines are well-matched for a smooth transition and seamless integration, further deepening customer relationships. FirstMerit’s shareholders will become Huntington shareholders at the transaction close.

When will the transaction close?

•                  Completing this partnership will require shareholder and regulatory approvals, and we anticipate completing this transaction in the third quarter of 2016. The merger is also subject to other customary conditions to closing.

What will the new footprint look like?

•                  Our new combined footprint will be larger, including Huntington expansion within existing and complementary markets in Ohio and Michigan, and attractive new geographies in metro Chicago and Wisconsin.

•                  The total new eight-state footprint will extend east to west from western Pennsylvania and West Virginia to Illinois, and north to south from Wisconsin to Kentucky.

How many employees will join Huntington from FirstMerit?

•                  FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington.

•                  All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. With the conversion scheduled in Q1 2017, we also hope that we can minimize job loss through naturally occurring attrition.

•                  We appreciate that FirstMerit employees have strong talent and abilities. We will work to maximize our shared talents as we integrate. The acquisition adds management talent and depth across all businesses.

What are the next steps for FirstMerit employees?

•                  We will work closely with FirstMerit employees to keep them informed of decisions as they are made.

Will severance be offered if positions are eliminated as a result of the partnership?

•                  For employees that are in jobs that will no longer exist after closing, for one year following the closing, Huntington will provide transition pay equivalent to what is outlined in FirstMerit’s current Severance Pay Policy.

Will Huntington divest branches?

•                  As a result of the overlap of Huntington and FirstMerit markets, Huntington expects divestiture of some FirstMerit branches may be required, as decided by the Federal Reserve and the Department of Justice. Huntington will also consolidate certain other branches that are duplicative of existing branches.

•                  Both companies’ branch distribution networks will be reviewed prior to consolidation decisions to determine how to give customers the most convenience and continued excellent customer service.

•                  No final decisions on which branches will be consolidated have been made. Huntington will proactively communicate branch consolidation information with FirstMerit after those final decisions have been made.

What will happen with FirstMerit’s community sponsorships and philanthropic commitments?

•                  As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with an additional $5 million to serve our shared markets and creating a new Huntington Foundation, located in Akron, that will invest $20 million over the next ten years.

•                  It is too early to say how specific relationships will transition. Those decisions have not been made.

Will FirstMerit executives remain in key leadership positions? If so, in what explicit capacity?

•                  Four independent FirstMerit board members will join Huntington’s board.

•                  We will conduct a planning process to review all positions.

KEY REGIONAL QUESTIONS: Akron and Canton, Detroit, Cleveland, Wisconsin and Illinois

How will these closings affect the FirstMerit headquarters in Akron?

•                  The Akron market will continue to be an important market for Huntington investments. In light of the fact that Huntington’s headquarters is in Columbus, we have committed to investing in an operational hub in Akron. We will also continue philanthropic investments in the area with a $20 million funding commitment. Additionally, our SBA lending program will continue to be offered to help boost economic development in Akron.

But will the existing FirstMerit HQ remain in place?

•                  It is too early to say. We will assess the combined real estate holdings. No decisions have been made.

What about the Akron and Canton branch networks?

•                  There is branch network overlap within the Akron/within the Canton market. We don’t know right now exactly what the future combined branch network will look like. However, for branches that are absorbed into Huntington, it is important to remember that FirstMerit employees will be offered ongoing job opportunities. It is too early to know what branch divestiture to another purchaser may look like.

What is the impact of Huntington’s acquisition in Detroit?

•                  Huntington’s commitment to Southeast Michigan remains strong. Although we do not have a final number, the partnership with FirstMerit will mean more branches in Southeastern Michigan, which has long been a goal of Huntington.

•                  The expanded branch network will complement our investments in the area in affordable housing as well as increase the referral pipeline for our community microlending partnership.

•                  Additionally, last year Huntington purchased a Bloomfield Hills-based company, Macquarie Equipment Finance, and maintained its Southeast Michigan location.

What is the impact of Huntington’s acquisition in Cleveland?

•                  We are very pleased to add to our presence in Cleveland which is already a top market for Huntington. This partnership will expand Huntington’s reach within greater Cleveland and Northeast Ohio in a complementary manner. We also look forward to taking on the naming rights for the convention center as part of conversion after acquisition.

What is the impact of Huntington’s acquisition in Flint?

•                  We are looking forward to significantly expanding our presence in Flint and surrounding markets to continue building out our expansion within Southeast and Mid-Michigan, started via our Meijer in-store expansion and continued with the conversions of former Bank of America locations in these markets.

What about the branch network?

•                  We don’t know right now exactly what the future combined branch network will look like. However, for branches that are absorbed into Huntington, it is important to remember that FirstMerit employees will be offered ongoing job opportunities.

But will the existing FirstMerit operations center remain in place?

•                  Yes, it will remain in place. The call center is performing well. Otherwise we will assess the combined real estate holdings. No further decisions have been made.

What about new markets in Wisconsin and Illinois?

•                  Huntington is delighted to be moving into these new markets, where Huntington’s extremely successful auto finance business has already expanded. FirstMerit customers in Illinois and Wisconsin will be able to enjoy Huntington’s innovative:

•                  24-Hour Grace

•                  Asterisk-Free Checking

•                  SBA expertise

•                  All-Day Deposit

•                  Digital banking convenience including deposit automation and mobile Quick Balance

•                  While Huntington has not previously offered branches in greater Chicago, the company has maintained a small group of employees in the city for the last five years.

NON-OVERLAP MARKET QUESTIONS: SOK, WVA, CIR

Why isn’t Huntington expanding in my market?

•                  [CIR] Although we are not growing in Central Indiana through this acquisition, we have been organically growing our business within the region with new branches in Carmel and ongoing plans for expansion in that area.

•                  [WVA] Although we are not growing in West Virginia through this acquisition, this expansion is very complementary to our existing footprint.

•                  [SOK] Although branch growth through this acquisition does not extend into Southwestern Ohio/Northern Kentucky, this expansion is very complementary to our existing footprint.

FINANCIAL QUESTIONS

Considering the amount of market overlap, is this an expense initiative to spend less money servicing the combined business?

•                  The primary rationale for this acquisition is the attractiveness of the deal in generating long-term value and enhancing capabilities.

•                  We do, however, expect cost savings by combining certain branches, as is logical based on our complementary market presence. However, we anticipate a seamless transition for customers with ongoing industry-leading service.

•                  We will also be able to increase scale more rapidly together by finding efficiencies in operational expenses.

Was this deal critical for Huntington? For FirstMerit?

•                  The deal was not critical for either party.

•                  This was a very attractive deal for both Huntington and FirstMerit.

•                  The combination will substantially enhance earnings per share and improve efficiency ratio, return on average assets and return on average tangible common equity.

•                  The acquisition represents an attractive use of capital to generate ongoing earnings and significantly increase capital generation.

•                  However Huntington would not have entered into the merger agreement providing for the acquisition if it did not make sense for our business strategy. This is an exceptionally well-matched opportunity for M&A-driven growth.

What was the rationale behind the purchase price?

•                  It’s a fair price and a relative value based on the near- and long-term growth it facilitates, particularly on earnings per share accretion beginning in 2017.

Isn’t there a great deal more of expense to be incurred in integration?

•                  We are confident expense impact will be minimized by a carefully planned integration conducted at a reasonable pace into 2017. We are comfortable with a generous integration timeline.

•                  Furthermore, we will begin realizing cost savings immediately, at 75 percent within the first full year and 100 percent thereafter.

Caution regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, be-low are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of un-expected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relation-ships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Re-port on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Re-ports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (“SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Re-port on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Re-ports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the for-ward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF SILVER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P.O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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1001Huntmgton Welcome. • COMING TOGETHER IN PARTNERSHIP Huntington ond FirstMerit have entered into a definitive agreement under which Huntington will acquire FirstMerit.The partnership brings together two companies with a history of more than 150 yearsof sustained service ta the unique banking needs of local communities, familiesand businesses across the Midwest.Together, the strengths of Huntington and FirstMerit will create a more impactful regional bank better positioned for the benefit of our customers and communities long into the future. Huntington is a $70 billion asset regional bank with a network of 750 branches and more than 1,500 ATMs across Ohio, Michigan, Pennsylvania, Indiana, West Virginia and Kentucky.FirstMerit is a $25.5 billion asset regional bank with a network of 366 branchesand 400 ATMs in Ohio, Michigan, Wisconsin, Illinois and Pennsylvania.When the integration is complete in 2016, the combined organization will be a major economic force in Ohio, Michigan, and across the Midwest including attractive new geographies in metro Chicago and Wisconsin.Huntington will be the largest bank in Ohio, based on deposits, and number two in both Ohio and Michigan combined, providing us with the ability to support our markets in a unique and meaningful way. Huntington and FirstMerit share an unwavering passion for helping customers achieve their financial goals, and bath organizations have been acknowledged for their superior service and customer-friendly products by third party organizations, including J.D.Power & Associates, Money Magazine, and Greenwich Associates.

"We are pleased about this opportunity to come together with FirstMerit. We have a very complementary footprint and product offering. I believe the strength of this deal is that both organizations already intimately know the customers and communities we serve. This combination will create a regional bank with strong market share, an enhanced portfolio of industry leading products and services, scalable infrastructure, added customer convenience, and a shared track record of award winning customer service that will add value for all our collective customers, communities, colleagues and shareholders," said Steve Steinour, Huntington chairman, president and CEO.

"Our values and culture align. Both companies share a brand promise and operating philosophy that puts customers first and rewards doing the right thing. I have every confidence that the integration with Huntington will be smooth and seamless for our customers. We see joining forces with Huntington as an opportunity to offer even stronger services for our customers and communities," said Paul Greig, FirstMerit chairman, president and CEO.

Together We Can More Deeply Invest In Our Local Neighborhoods and Businesses

Both Huntington and FirstMerit have a long history and shared sense of responsibility to create stronger, more vibrant communities by deeply committing to the success of those towns and cities that they, and their customers, call home. Together, Huntington and FirstMerit will continue to invest in markets across their combined eight states, including operational hubs in Akron and Flint. Moreover, FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington and all FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington's combined footprint.

Huntington and FirstMerit share a strong commitment of creating innovative partnerships with civic, government, non-profit and neighborhood groups to ensure our local communities thrive. By listening closely to our local partners, and understanding and appreciating the importance of tailoring investments to meet the unique local needs of a community, we invest in industry leading commitments through philanthropic grants, community development dollars, programs for small businesses and a passionate team of caring Huntington and FirstMerit volunteers. As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with $5 million to serve our shared markets and creating a new Huntington Foundation, located in Akron, that will invest $20 million over the next ten years.

Our organizations believe that together we can continue to create a brighter future for our markets and to invest in the people and businesses who live, work, learn and play in each of those areas with enhanced capacity and opportunity to make a significant difference for all our shared constituents.

Together, we will be stronger.

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This webpage may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington's business strategies, including market acceptance of any new products or services implementing Huntington's "Fair Play" banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington's ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington's Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the "SEC") and available in the "Investor Relations" section of Huntington's website, http://www.huntington.com, under the heading "Publications and Filings" and in other documents Huntington files with the SEC, and in FirstMerit's Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the "Investors" section of FirstMerit's website, https://www.firstmerit.com/, under the heading "Publications & Filings" and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit's stockholders and Huntington's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC's website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington National Bank, Huntington Center, 41 South High Street, Columbus, OH 43287, 614-480-5676 or to FirstMerit Corporation, III Cascade Plaza, 5th Floor, Akron, OH 44308, 330-384-7109.

PARTICIPANTS IN THE SOLICITATION

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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Huntington
Welcome.

ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITY EMAIL UNSUBSCRIBE FDIC NOTICE ALL BRANCHES & ATMS

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ® & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated.
© 2016 Huntington Bancshares Incorporated.

Huntington
Welcome:

Our Commitment to Customers

Looking out for our customers and their financial well-being. It's at the foundation of everything we do.



Customer-centric products and features

We have worked to find ways to eliminate "nickel and dime" fees with features such as 24-Hour Grace, Free Transfers, and All Day Deposits. We also created a set of checking and deposit products that deliver great features tailored for customers of all incomes.

24-HOUR GRACE® OVERDRAFT FEE RELIEF	CONVENIENT ALL DAY DEPOSIT℠ FOR ATM AND MOBILE	VOICE CREDIT CARD	A CHECKING ACCOUNT FOR EVERYONE

Investing to make banking convenient

We have created additional convenience for our customers through investments in our branch and in-store branch network, and our mobile, online, phone and deposit automation ATM channels.

BRANCH AND ATM	MOBILE WITH FREE TEXT ALERTS	ONLINE BANKING WITH FREE BILL PAY	PHONE BANK

Delivering Commercial and Treasury Management Solutions

We closely partner with our commercial and business banking customers to deliver comprehensive solutions, unique business and industry insights, and award-winning service.

COMPREHENSIVE RISK MANAGEMENT AND LOSS PREVENTION	INNOVATIVE WORKING CAPITAL MANAGEMENT SOLUTIONS	DEEP INDUSTRY SECTOR EXPERTISE	AWARD-WINNING SERVICE

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸

Huntington
Welcome.

ABOUT US   INVESTOR RELATIONS   CAREERS   SITE MAP   PRIVACY & SECURITY   EMAIL UNSUBSCRIBE   FDIC NOTICE   ALL BRANCHES & ATMS

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ®® & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated.
© 2016 Huntington Bancshares Incorporated.

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Huntington
Welcome:

Our Commitment to Communities

For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.



OUR COMMITMENT TO COMMUNITIES

Truly caring about a community is much more than a catch phrase. It is real and it is unwavering. It is a steadfast commitment to make a difference. For us, it is about working alongside our neighbors and within our neighborhoods as friends and family. It means remembering our community roots that run more than 150 years deep and working together to make sure that today is brighter than yesterday and that tomorrow is the best day yet.

Philanthropic Investments

Caring about a community is much more than making a donation. It is a deep, personal and financial investment in the unique local needs of the market. Since 2010, Huntington has made more than $38 million in philanthropic investments in the communities we serve. Huntington has a long history of supporting programs that are designed to enrich the community and create an environment where families and businesses can grow and thrive.

Huntington provides support in a variety of areas including economic development, housing, education, health care, fostering diversity and the arts.

Among its investments, Huntington committed $100 million to provide stable housing options for Michigan families, the largest ever one-time commitment in state history. This built on Huntington's record $250 million affordable housing commitment in Ohio, which is projected to impact more than 7,000 low-to-moderate income Ohio residents.

Volunteerism

Caring means hiring, developing and encouraging employees who are passionate about the cities, towns and states where we work. Since 2010, Huntington employees have delivered more than 81,000 hours of volunteer and board service. They give their time to mentor and tutor children, clean up city parts, raise money to fight diseases, and fix up homes in low-income neighborhoods and strengthen the bonds and fabric that make a community special.

Stimulating Growth and Supporting Small Businesses

Caring is about investing in small businesses that are the backbone of our local economies, driving job growth and keeping our communities vibrant. Working alongside businesses in the urban cores of our largest cities to the rural field in the smallest, Huntington is proud to be the top SBA lender in our footprint both by number of loans and by dollar amount. Supporting small business is a priority for us and we have been able to attain the #2 ranking for national SBA lending, despite being the 32nd largest bank in the country in terms of assets.

Huntington recently was recognized as the most active lender under the U.S. Treasury Department State Small Business Credit Initiative, a program that was created during the most challenging days of the economic recession to drive small business recovery. Our collaboration with participating states to introduce this program has helped business owners in the Midwest to retain, expand and create jobs.

Huntington also seeks to build innovative public-private partnerships to further economic growth. We were a founding investor in the launch of Pure Michigan Business Connect, investing the first $2 billion to help launch the innovative program. Additionally, the Pure Michigan MicroLending Initiative consisted of a $25 million statewide commitment to help micro-businesses in 17 counties across Michigan.

Responding in Times of Need

Most importantly, caring is a commitment that our neighbors can count on us in times of need to provide assurance, support and stability. Our local leaders are deeply in tune with local developments and our organization strives to quickly offer support and innovative solutions guided by community need. In response to the 2014 historic Midwest flooding, Huntington gave a $250,000 donation to the Red Cross and served as a partner with the state and federal government in offering low-interest disaster relief loan programs for home and business owners in Ohio, Indiana and Michigan.

For more information about Huntington's commitment to communities, https://www.huntington.com/Community.

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸

Huntington
Welcome:

ABOUT US | INVESTOR RELATIONS | CAREERS | SITE MAP | PRIVACY & SECURITY | EMAIL UNSUBSCRIBE | FDIC NOTICE | ALL BRANCHES & ATMS

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ®® & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated.
© 2016 Huntington Bancshares Incorporated.

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Huntington
Welcome.

Our Commitment to Employees

A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.



Our Commitment to Employees

We are encouraged and energized by the passion, creative thinking and collaborative spirit of each Huntington employee. Our success ultimately lies with our employees, so we're sincere in our desire to help them grow professionally. That's why we're committed to equipping our employees with the tools they'll need to create lasting and rewarding career paths.

Our Values

- **Accountability:** Own it
- **Communication:** Have open, honest and collaborative dialogue
- **Continuous Improvement:** Always getting better
- **Inclusion:** Be open-minded to all
- **Passion:** Act with positive and persistent pursuit of results
- **Service:** Earn customer loyalty for life
- **Teamwork:** Work with and look out for each other

Military Veterans

At Huntington, we appreciate and recognize the tremendous strengths, skills and valuable experience that our service members and veterans bring to the workplace. That's why we actively recruit both active and retired service members for positions at all levels across our organization.

One of our goals is to become an employer of choice for military professionals. To this end, we work closely with our Military Business Resource Group – one of the bank's business resource groups – to ensure that service members and their families are assisted during challenging times. We also provide additional benefits and programs specific to our military team members, to better serve the employees who are serving us.

Diversity and Inclusion

Huntington is built on the diversity of our team members — the unique, one-of-a-kind talents, backgrounds and work styles that each of our employees bring to their roles here each day. We believe this so strongly, that we've chosen inclusion as one of our guiding core values. At every level of our organization, from the inside out, our commitment to inclusion demonstrates an understanding and acceptance of diverse points of view, abilities, backgrounds and experience. To support our commitment to fostering an inclusive and engaging work environment for all, our employees came together and created business resource groups (BRGs) that serve our diverse workforce.

- AdaptAbility
- African American BRG
- Asian BRG
- Huntington CARES
- Huntington LGBTA Network
- Huntington Women's Network
- Huntington World Class Administrative Professionals
- Huntington Young Professionals
- Latino BRG (UNIVOZ)
- Military BRG

For more information about Huntington employees - https://careers.huntington.com/.

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸

Huntington
Welcome.

ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITY EMAIL UNSUBSCRIBE FDIC NOTICE ALL BRANCHES & ATMS

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ®® & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated.
© 2016 Huntington Bancshares Incorporated.

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Link to Huntington Investor Relations Site http://huntington-ir.com/ Huntington.com Customer Service IIHII Huntmgton Welcome: Ask Huntington Corporate Profile Newsand Presentations Publications and Filings Stock Performance Corporate Governance Shareholder Services Merger History Preferred Equity Huntington Bancshares Incorporated Investor Relations Huntington Bancshares Incorporated (NASDAQ:HBAN) is a $71billion regional bank holding company headquartered in Columbus, Ohio,whose principal subsidiary is The Huntington National Bank. January 21,2016 Huntington Bancshares I ncorporated Declares Quarterly Cash Dividend On Its Series A And B Preferred Stocks LEARNMORE 2015 Fourth Quarter Earnings Conference Call BarclaysGlobal Financial ServicesConference January 21,2016 Huntington Bancshares I ncorporated Reports 2015 Fourth Quarter Results Including 9% Year-Over-Year Revenue Growth And 11% Year-Over-Year EPS Growth LEARNMORE Earnings Release-40 2015 Presentation - 40 Earnings Webcast Form 100-30 2015 Form 10K-2014 Contact Information Shareholder Tools Corporate Headquarters Huntington Bancshares Incorporated Huntington Center 41South High Street Columbus, OH 43287 Transfer Agent Computershare Investor Services Attn:Shareholder Services 250 Royall Street Canton, MA 02021 Investor Relations Huntington Investor Relations Huntington Center, HC0935 41South High Street Columbus, OH 43287 (614) 480-BANK (2265) (800) 725-0674 Retail shareholder inquiries: (800) 576-5007 Other investor relations inquiries: (614) 480-5676 www.huntington.com web.gueries@computershare.com E-mail lnvestor Relations IIHII Huntmgton Welcome: f oYmou ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITYEMAIL UNSUBSCRIBEFDIC NOTICE The Huntington NationalBonk is onEqualHousing lender andMember FD C. e.Huntington® and 24-Hour Grace® ore federally reg stered service marks of Hunt ngtonBoncsharesIncorporated.Hunt ngton Welcome.-is o service mark of Huntington BoncshoresIncorporated.© 2016 Huntington Bancshores Incorporated. ..:&u RECENT DOCUMENTS Audio Replay Webcast Replay LATEST NEWS HUNTINGTON EVENTS

Caution regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. As used below, “Huntington” refers to Huntington Bancshares Incorporated, and “FirstMerit” refers to FirstMerit Corporation.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K.  Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.